Exhibit 99.2

ANNOUNCEMENTS

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 3 May 2018

2 July 2018

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid's registered capital as at 30 June 2018 consisted of 3,637,747,827 ordinary shares, of which, 280,930,203 were held as treasury shares; leaving a balance of 3,356,817,624 shares with voting rights.
The figure of 3,356,817,624 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules.

Contact: David Whincup, Assistant Company Secretary, (0207 004 3209).

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to awards made as part of the National Grid Annual Performance Plan on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Alice Parker

Date of notification: 2018.06.28

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Westcott
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction
Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market under the APP. This Award relates to 33.33% for 2017/18 being paid in shares, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions.

c)	Price(s) and volume(s)	Price(s) Volume(s)
8.2756 GBP 6,387

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.25
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.06.28

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alison Kay
2	Reason for the notification
a)	Position/status	Group General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction
Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market under the APP. This Award relates to 33.33% for 2017/18 being paid in shares, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions.

c)	Price(s) and volume(s)	Price(s) Volume(s)
8.2756 GBP 5,437

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.25
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.06.28

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Bonfield
2	Reason for the notification
a)	Position/status	Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction
Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market under the APP. This Award relates to 50% for 2017/18 being paid in shares, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions.

c)	Price(s) and volume(s)	Price(s) Volume(s)
8.2756 GBP 25,210

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.25
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.06.28

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction
Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market under the APP. This Award relates to 50% for 2017/18 being paid in shares, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions.

c)	Price(s) and volume(s)	Price(s) Volume(s)
8.2756 GBP 29,430

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.25
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.06.28

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicola Shaw
2	Reason for the notification
a)	Position/status	Executive Director, UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction
Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market under the APP. This Award relates to 50% for 2017/18 being paid in shares, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions.

c)	Price(s) and volume(s)	Price(s) Volume(s)
8.2756 GBP 12,254

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.25
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.06.28

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Mayhew
2	Reason for the notification
a)	Position/status	Corporate Affairs Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction
Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market under the APP. This Award relates to 33.33% for 2017/18 being paid in shares, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions.

c)	Price(s) and volume(s)	Price(s) Volume(s)
8.2756 GBP 4,291

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.25
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.06.28

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dean Seavers
2	Reason for the notification
a)	Position/status	Executive Director, US
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction
Under the National Grid plc Annual Performance Plan (“APP”) American Depository Shares (“ADS”) were purchased in the market under the APP. This Award relates to 50% for 2017/18 being paid in ADSs, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions.

c)	Price(s) and volume(s)	Price(s) Volume(s)
55.523 USD 6,369

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.25
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.06.28

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Badar Khan
2	Reason for the notification
a)	Position/status	Group Director Corporate Development and National Grid Ventures
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction
Under the National Grid plc Annual Performance Plan (“APP”) American Depository Shares (“ADS”) were purchased in the market under the APP. This Award relates to 33% for 2017/18 being paid in ADSs, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions.

c)	Price(s) and volume(s)	Price(s) Volume(s)
55.523 USD 2641

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.25
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.06.28

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adriana Karaboutis
2	Reason for the notification
a)	Position/status	Chief Information and Digital Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction
Under the National Grid plc Annual Performance Plan (“APP”) American Depository Shares (“ADS”) were purchased in the market under the APP. This Award relates to 33% for 2017/18 being paid in ADSs, which (after tax on the gross award) must be retained until shareholding requirement is met, and in any event for two years after receipt.This award is subject to clawback and malus provisions.

c)	Price(s) and volume(s)	Price(s) Volume(s)
55.523 USD 2,531

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.25
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.06.28

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
The attached individual notification made under article 19.1 of the Market Abuse Regulation (‘MAR’) relates to an award promised upon recruitment on behalf of a PDMR. This announcement is made in accordance with Article 19.3 of MAR.
Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2018.06.18
NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Badar Khan
2	Reason for the notification
a)	Position/status	Group Director Corporate Development and National Grid Ventures
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362743006
b)	Nature of the transaction	Acquisition of 11,835 ADSs following the second release of the buyout incentive granted to Mr Khan under the Retention Award Plan.
c)	Price(s) and volume(s)	Price(s) Volume(s)
NIL 11,835

d)	Aggregated information - Aggregated volume - Price	Price(s) Volume(s)

NIL 11,835

e)	Date of the transaction	2018.06.15
f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362743006
b)	Nature of the transaction	Automatic disposal of 3,493 ADSs to cover statutory deductions following the second release of the buyout incentive granted to Mr Khan under the Retention Award Plan.
c)	Price(s) and volume(s)	Price(s) Volume(s)
$55.219576 3,493

d)	Aggregated information - Aggregated volume - Price	Price(s) Volume(s)
$55.219576 3,493

e)	Date of the transaction	2018.06.15
f)	Place of the transaction	Outside a trading venue

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Alice Morgan

Date of notification: 2018.06.11

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Westcott
2	Reason for the notification
a)	Position/status	Group HR Director and Group Commercial Property Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Price(s) Volume(s)
GBP 8.21687 16

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.08
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Morgan Date of notification: 2018.06.11

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alison Kay
2	Reason for the notification
a)	Position/status	Group General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Price(s) Volume(s)
GBP 8.21687 16

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.08
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Morgan Date of notification: 2018.06.11

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Bonfield
2	Reason for the notification
a)	Position/status	Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Price(s) Volume(s)
GBP 8.21687 18

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.08
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Morgan Date of notification: 2018.06.11

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Price(s) Volume(s)
GBP 8.21687 18

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.08
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Morgan Date of notification: 2018.06.11

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lucy Nicola Shaw
2	Reason for the notification
a)	Position/status	Executive Director, UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Price(s) Volume(s)
GBP 8.21687 18

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.08
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Morgan Date of notification: 2018.06.11

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adriana Karaboutis
2	Reason for the notification
a)	Position/status	Chief Information and Digital Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Monthly purchase of securities under the National Grid Employee Stock Purchase Plan
c)	Price(s) and volume(s)	Price(s) Volume(s)
$47.35928 36.95158

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.06.01
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Alice Morgan. Date of notification: 2018.06.06

5 June 2018

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from BlackRock, Inc. that its total interest in National Grid voting ordinary shares is as shown below.

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		National Grid PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		BlackRock, Inc.
City and country of registered office (if applicable)		Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.)[v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		04/06/2018
6. Date on which issuer notified (DD/MM/YYYY):		05/06/2018
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	6.79%	0.08%	6.87%	3,356,568,085
Position of previous notification (if applicable)	3.17%	3.68%	6.86%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BDR05C01		228,036,004			6.79%

SUBTOTAL 8. A	228,036,004			6.79%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument			Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending				408,707	0.01%
American Depository Receipt				525	0.00%

			SUBTOTAL 8. B 1	409,232	0.01%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
CFD			Cash	2,319,574	0.06%

			SUBTOTAL 8.B.2	2,319,574	0.06%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited

BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Lux Finco S.a.r.l.
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
BlackRock Regulatory Threshold Reporting Team James Michael 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	June 5, 2018

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

David Whincup
Assistant Company Secretary
0207 004 3209